Exhibit 99.1

AirMedia Enters into Amendment No. 3 to Merger Agreement for Going Private Transaction

BEIJING, June 28, 2017 /PRNewswire/ -- AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that on June 28, 2017, it entered into Amendment No. 3 to the Agreement and Plan of Merger (the “Merger Agreement Amendment No. 3”) to amend that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 29, 2015, as amended, by and among the Company, AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent.

The special committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company received a proposed amendment (the “Revised Proposal”) to the Merger Agreement from Mr. Herman Guo Man, Ms. Dan Shao and Mr. Qing Xu (collectively, the “Buyer Group”) on May 23, 2017 to (a) acquire all of the outstanding shares of the Company not already owned by the Buyer Group for US$4.00 per American Depositary Share or US$2.00 per ordinary share in cash, and (b) extend the Termination Date to December 31, 2017. The Special Committee is evaluating the Revised Proposal with the assistance of its financial and legal advisors.

Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement has not been completed by June 30, 2017 (the “Termination Date”). The Merger Agreement Amendment No. 3 extends the Termination Date to July 31, 2017 so as to give the Special Committee sufficient time to consider the Revised Proposal. The Special Committee cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made by the Special Committee or the Board with respect to the Revised Proposal. There can be no assurance that any definitive offer will be made or any agreement will be executed with respect to the Revised Proposal or that this or any other transaction will be approved or consummated.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com

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